Mail Stop 6010
Via Facsimile and U.S. Mail


September 22, 2005

Mr. Andrew K. Haste
Group Chief Executive
Royal & Sun Alliance Insurance Group plc
One Plantation Place, 9th Floor
30 Fenchurch Street
London EC3M 3BD, Great Britain

 Re:   Royal & Sun Alliance Insurance Group plc
         Form 20-F for Fiscal Year Ended December 31, 2004
          File No. 001-15146

Dear Mr. Haste:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 97

1. We note that that you have conducted substantive restructuring of operations and that in 2004 you experienced significant negative cash flow of 1,581 million. Please include a discussion that will provide investors with a better understanding of the expected impact of your reorganization and restructuring programs on known trends, demands, commitments and uncertainties. For each major type of cost and reportable segment, discuss and quantify the expected effects on future earnings, cash flows and financial position resulting from these programs, including the aggregate costs expected to be incurred, cumulative amount incurred to date, future periods when material cash outlays are anticipated and whether ultimate cost savings may be offset by anticipated increases in other expenses or reductions in revenues. Include a description of any remaining insurance reserves related to your reorganization and restructuring programs and the expected impact on future operations and financial condition of known trends in claim frequency and severity related to these reserves.

Critical Accounting Policies, page 103

2. We believe your disclosure relating to US GAAP critical accounting policies and estimates could be improved to include a discussion of the uncertainties in applying these accounting policies, the likelihood that materially different amounts would be reported under different conditions or using different assumptions and quantification of the related variability in operating results that you expect to be reasonably likely to occur. Focusing on your continuing businesses, please disclose the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Refer to the Instructions to Item 5 of Form 20-F.

3. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objectives of Management`s Discussion and Analysis and the Instructions to Item 5
of Form 20-F. We believe your disclosure regarding losses and loss expenses could be improved to include an explanation of the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Accordingly, please disclose the following information for each of your lines of business.

* Disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.
* You state that loss reserve estimation techniques include "projections given by various methodologies to assist in setting the range of possible outcomes." Quantify this range at each balance sheet date.
* Discuss the key assumptions and corroborative evidence used to arrive at management`s best estimate of loss reserves within this range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* For each of your longer-tail businesses, such as workers` compensation and asbestos coverage, provide more insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Information you should consider, but not be limited to, includes the following:

a. the number of claims pending at each balance sheet date;

b. the number of claims reported for each period presented;

c. the number of claims dismissed, settled, or otherwise resolved for each period;

d. the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

e. the total settlement amount for each period;

f. the cost of administering the claims;

g. emerging trends that may result in future reserve adjustments.

4. We note that you omitted certain disclosures relating to the significant increases in your estimates of loss reserves recorded in prior years. Given the magnitude of these changes and your reorganization and restructuring programs, we believe that expanded disclosure would benefit investors and is consistent with the objectives of Item 5 of Form 20-F. For each of these changes in estimate, please disclose the following information by line of business. Distinguish between changes in estimate related to your discontinued and continuing businesses.

* Identify the years to which the change in estimate relates and the amount of the related loss reserve as of the beginning of the year that was re-estimated. Explain and quantify offsetting changes in estimate that increase and decrease the loss reserve.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Identify changes in key assumptions you made to estimate the reserve since the last reporting date.
* Explain why recognition was not required in earlier periods.
* Describe any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Explain the rationale for a change in estimate that does not correlate with these trends.

Item 18. Financial Statements

Note 48. Summary of Differences between UK and US Generally
Accepted
Accounting Principles, page F-75

5. We note that in your reconciliation from UK GAAP to IFRS at December 31, 2004 in your Form 6-K dated 16 August 2005, Exhibit 99.2
Interim Results-15 August 2005, you reclassify insurance contracts that do not contain significant insurance risk as financial contracts or derivatives. We were unable to determine whether a corresponding adjustment had been made in your reconciliations from UK GAAP to US
GAAP in your 2004 Form 20-F. Please tell us where this adjustment is located in your reconciliation to US GAAP or explain to us the basis for your conclusion that such an adjustment was not required in your reconciliations from UK GAAP to US GAAP.

Note 50. Additional US GAAP Disclosures, page F-97

6.         We note that your UK GAAP operating segment disclosure
in
Note 45 includes a profitability measure, "group operating result (based on longer term investment return)" and the corresponding segment financial measure. These profitability measures exclude a number of recurring items that appear to be important to the segment performance assessments and resource allocations made by your chief
operating decision maker. Your description on page F-67 does not indicate whether or how your chief operating decision maker utilizes these profitability measures. Please explain to us your basis for concluding that these UK GAAP segment disclosures meet the requirements of paragraphs 29-30 of SFAS 131. Otherwise, provide segment disclosures in Note 50 that conform to the SFAS 131 guidance.
7.Your disclosure in Note 31 indicates continuing reorganization
and
integration charges. Please add disclosure to Note 50 to include information required by paragraphs 44 and 47 of SFAS 144 and paragraph 20 of SFAS 146 or tell us why these disclosures are not
required.  8.         [I can`t get this to number] We note that
you
sold most of your US property casualty businesses to Travelers Indemnity Company through a renewal rights transaction and negotiated a number of other renewal rights arrangements. However, it appears that you provide no further explanation or analysis of these transactions in your filing. Given the ongoing risks associated with the US market, evidenced by the magnitude of your recent losses, we believe that additional disclosure about these transactions is necessary. Please add disclosure to Note 50 that explains the primary terms of these arrangements, including as applicable consideration received (or paid), recorded gain or loss, expected impact on future operating results from the businesses subject to these renewal rights transactions, ongoing servicing obligations, associated reinsurance arrangements, adequacy of related insurance reserves retained by the
Company and related contingent obligations or guarantees. Describe how you accounted for these arrangements with references to applicable US GAAP technical literature. Include a discussion in Item
5. Operating and Financial Review and Prospects that will provide investors with a better understanding of how these arrangements are likely to impact future operating results and cash flow.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Andrew K. Haste
Royal & Sun Alliance Insurance Group plc
September 22, 2005
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